# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BiomX Inc., CIK 0001739174
CUSIP: 09090D103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 22 Einstein St, 5th Floor, Ness Ziona, Israel (L3), 7414003
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-23-064693
Filed by CIK 0001957515

## Reporting persons
- Cystic Fibrosis Foundation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 174,276; shared voting power 0; sole dispositive power 174,276; shared dispositive power 0; aggregate amount beneficially owned 174,276 (1.5% of the class)

## Item 1. Issuer
Name of issuer: BiomX Inc.
Address of issuer's principal executive offices: 22 Einstein St, 5th Floor, Ness Ziona, ISRAEL, 7414003.

## Item 2. Person Filing
Name of person filing: Cystic Fibrosis Foundation
Address of principal business office or, if none, residence: 4550 Montgomery Ave., Suite 1100N, Bethesda MD 20814
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 174,276
Percent of class: 1.47
Sole power to vote or to direct the vote: 174,276
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 174,276
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Cystic Fibrosis Foundation: /s/ Michael Cavadel, Senior Vice President and Chief Legal Officer (08/20/2026)